Exhibit 21

                              List of Subsidiaries

Shield Defense Corporation, a California corporation formed on January 22, 2004

ISR Systems Corporation, a California corporation formed in 1989

Shield Defense Technologies, Inc., a California corporation formed on January 13, 2004

Universal Guardian Corporation, a Nevada corporation formed on March 28, 2001

The Harbour Group, Inc., a Virginia corporation formed in December 2001.